UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                            OneTravel Holdings, Inc.
                            ------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.04 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    749328100
                                    ---------
                                 (CUSIP Number)

                               August 16, 2005
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 748349107                   13G                     Page 2 of 10 Pages
-------------------                                           ------------------
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Third Point LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,700,000
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH:         ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,700,000
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,700,000
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           15.8%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 748349107                   13G                     Page 3 of 10 Pages
-------------------                                           ------------------
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Daniel S. Loeb
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,700,000
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH:         ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,700,000
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,700,000
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           15.8%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 748349107                   13G                     Page 3 of 10 Pages
-------------------                                           ------------------
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Third Point Offshore Fund, Ltd.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,187,350
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH:         ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,187,350
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,187,350
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           11.04%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a):     Name of Issuer:

               The name of the issuer is OneTravel Holdings, Inc., a corporation organized under the laws of the State of Delaware (the "Corporation").

Item 1(b):     Address of Issuer's Principal Executive Offices:

               The Company's principal executive office is located at 5775 Peachtree Dunwoody Road, Building G, Suite 300, Atlanta, GA 30346.

Item 2(a):     Name of Person Filing:

               This Schedule 13G is filed by:

               (i) Third Point LLC (f/k/a Third Point Management Company L.L.C.), a Delaware limited liability company (the "Management Company"), which serves as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"), with respect to shares of Common Stock (as defined in Item 2(d)) directly beneficially owned by the Funds;

               (ii) Mr. Daniel S. Loeb ("Mr. Loeb"), who is the Chief Executive
                    Officer of the Management Company and controls its business activities, with respect to shares of Common Stock indirectly beneficially owned by Mr. Loeb by virtue of such position; and

              (iii) Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund") which invests and trades in securities, with respect to Common Stock directly beneficially owned by it.

               The Management Company and Mr. Loeb and the Offshore Fund are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):     Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of the Management Company and Mr. Loeb is 390 Park Avenue, 18th Floor, New York, New York 10022. The address of the principal business office of the Offshore Fund is c/o Walkers SPV Limited, Walker House, Mary Street, P.O. Box 908GT, George Town, Grand Cayman, Cayman Islands, British West Indies.

Item 2(c):     Citizenship:

               The Management Company is organized as a limited liability company under the laws of the State of Delaware. Mr. Loeb is a United States citizen. The Offshore Fund is organized as a limited liability exempted company under the laws of the Cayman Islands.

Item 2(d):     Title of Class of Securities:

               Common Stock, par value $0.04 per share ("Common Stock").

Item 2(e):     CUSIP Number

               749328100.

Item 3: If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

               A. [ ] Broker or dealer registered under Section 15 of the Act,

               B. [ ] Bank as defined in Section 3(a)(6) of the Act,

               C. [ ] Insurance Company as defined in Section 3(a)(19) of the
                      Act,

               D. [ ] Investment Company registered under Section 8 of the
                      Investment Company Act of 1940,

               E. [ ] Investment Adviser in accordance with Rule 13d-1
                      (b)(1)(ii)(E),

               F. [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

               G. [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

               H. [ ] Savings Association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act,

               I. [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

               J. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:        Ownership:

               The beneficial ownership of Common Stock by the Reporting Persons, as of the date of this Amendment No. 1 is as follows:

     A.   Third Point LLC
          ---------------
          (a)  Amount beneficially owned: 1,700,000
          (b) Percent of class: 15.8%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 10,753,432 shares of Common Stock stated to be issued and outstanding as of October 14, 2005, according to the Company's representation contained in the Stock Purchase Agreement filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed October 24, 2005.
          (c)  Number of shares as to which such person has:
               (i)   Sole power to vote or to direct the vote: 0
               (ii)  Shared power to vote or to direct the vote: 1,700,000
               (iii) Sole power to dispose or to direct the disposition: 0
               (iv)  Shared power to dispose or to direct the disposition:
                     1,700,000

     B.   Daniel S. Loeb
          --------------
          (a)  Amount beneficially owned: 1,700,000
          (b)  Percent of class: 15.8%.
          (c)  Number of shares as to which such person has:
               (i)   Sole power to vote or to direct the vote: 0
               (ii)  Shared power to vote or to direct the vote: 1,700,000
               (iii) Sole power to dispose or to direct the disposition: 0
               (iv)  Shared power to dispose or to direct the disposition:
                     1,700,000

     C.   Offshore Fund
          --------------
          (a)  Amount beneficially owned: 1,187,350
          (b)  Percent of class: 11.04%.
          (c)  Number of shares as to which such person has:
               (i)   Sole power to vote or to direct the vote: 0
               (ii)  Shared power to vote or to direct the vote: 1,187,350
               (iii) Sole power to dispose or to direct the disposition: 0
               (iv)  Shared power to dispose or to direct the disposition:
                     1,187,350

               Other than Third Point LLC, none of the Funds owns a number of shares of Common Stock equal to or greater than 5% of such total Common Stock outstanding.

Item 5:        Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:        Ownership of More than Five Percent on Behalf of Another Person:

               Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

               N/A

Item 8:        Identification and Classification of Members of the Group:

               N/A

Item 9:        Notice of Dissolution of Group:

               N/A

Item 10:       Certification:

               Each of the Reporting Persons hereby makes the following certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 23, 2005



                                        THIRD POINT LLC

                                        By: /s/ Daniel S. Loeb
                                            ------------------------------
                                            Name:  Daniel S. Loeb
                                            Title: Chief Executive Officer


                                        THIRD POINT OFFSHORE FUND, LTD.

                                        By: /s/ Daniel S. Loeb
                                            ------------------------------
                                            Name:  Daniel S. Loeb
                                            Title: Director


                                        /s/ Daniel S. Loeb
                                        ------------------------------
                                        Daniel S. Loeb

                                  EXHIBIT INDEX
                                  -------------


Exhibit 99.1: Joint Filing Agreement, dated December 23, 2005, by and among Third Point LLC, Third Point Offshore Fund, Ltd. and Daniel S. Loeb.